Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization
AVROBIO Inc.	Ontario, Canada

AVROBIO Australia Pty Ltd	Australia

AVROBIO Securities Corporation	Massachusetts

Tectonic Therapeutic Pty Ltd.	Australia

Tectonic Therapeutic Securities Corp.	Massachusetts

Tectonic Operating Company, Inc.	Delaware